[redacted]

08029623

ES
ECOMMISSION
Washington, D.C. 20549

cm

SEC Mail Processing Section
APR 01 2008
Washington, DC
102

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/24/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandFund Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 Happy Valley Road
(No. and Street)

Lafayette (City) CA (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co, LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Ste. 700 (Address), San Francisco (City), CA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/15

OATH OR AFFIRMATION

I, Donald Bertucio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrandFund Investment Group, LLC, as of 12-31-07, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Partner
Title

SEE NOTARY ATTACHMENT ON NEXT PAGE
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of ALAMEDA

On 28th MARCH 2008 (Date) before me, AVA FANG, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared DONALD BERTUCIO (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

AVA FANG
COMM. #1720094
Notary Public - California
Alameda County
My Comm. Expires Jan. 23, 2011
NRO1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _______ (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III, OATH OR AFFIRMATION

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: DONALD BERTUCIO
- ☐ Individual
- ☒ Corporate Officer — Title(s): MANAGING PARTNER
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

To the Members of
GrandFund Investment Group, LLC

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in members' capital, and cash flows for the period July 24, 2007 (date the Company was registered as a broker/dealer) to December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrandFund Investment Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the period July 24, 2007 (date the Company was registered as a broker/dealer) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
March 24, 2008

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	12,412
Prepaid expenses		165
TOTAL ASSETS	**$**	**12,577**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	-
TOTAL LIABILITIES		-
MEMBERS' CAPITAL		12,577
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**12,577**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 24, 2007 TO DECEMBER 31, 2007

REVENUES:		
Maintenance fee	$	50,000
Other income		35,000
Total revenues		85,000
EXPENSES:		
Consulting and professional fees		14,016
Donations		10,788
Entertainment		23,641
Travel and accomodations		22,300
Other		16,109
Total expenses		86,854
NET LOSS	**$**	**(1,854)**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE PERIOD JULY 24, 2007 TO DECEMBER 31, 2007

MEMBERS' CAPITAL, Beginning of Period	$	14,431
Net loss		(1,854)
MEMBERS' CAPITAL, End of Year	$	12,577

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 24, 2007 TO DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,854)
Change in assets and liabilities:		
Prepaid expenses		(165)
Accounts payable		(200)
Net cash flows from operating activities		(2,219)
NET DECREASE IN CASH		(2,219)
CASH, Beginning of Period		**14,631**
CASH, End of Year	**$**	**12,412**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the Company) is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Lafayette, California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority (FINRA). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the Agreement). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists a private equity firm, "The Yucaipa Companies" (Yucaipa), seeking to raise funds for investment purposes within the Taft Hartley Pension Fund. The Company qualifies potential prospects, arranges presentations, and tracks the sales process.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting. The accompanying statements of operations, changes in members' equity and cash flows represent activities for the period from July 24, 2007 (date Company became a registered broker-dealer) to December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported on the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition

The Company earns maintenance fees from Yucaipa, which pays the Company a quarterly fee of $25,000 for sales and marketing services. The maintenance fees are recognized on a straight-line basis over the quarter. For the period from July 24, 2007 to December 31, 2007, the Company received $50,000 of maintenance fees representing the amount earned during the time the Company was a registered broker-dealer.

During the period from July 24, 2007 (date Company became a registered broker-dealer) to December 31, 2007, the Company also received a one-time payment of $35,000 upon the consolidation of the NASD and NYSE to form FINRA. This payment was made to all broker-dealers who were members of the NASD. This payment accounted for 41% of the Company's overall revenue for the period from July 24, 2007 to December 31, 2007.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Income Taxes

The Company was formed as a California limited liability company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. The State of California assesses an annual minimum franchise tax of $800, which is included in "Other" expenses on the accompanying statement of operations.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, not exceed 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2007, the Company had net regulatory capital of $12,412, which was $7,412 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL:		
Total members' capital		$ 12,577
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset:		
Prepaid expenses	$ 165	
Total deductions and/or charges		(165)
Net capital before haircuts on securities positions		12,412
NET CAPITAL		**$ 12,412**
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ -	
TOTAL AGGREGATE INDEBTEDNESS		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6.6666% of A.I.)		$ -
Minimum dollar requirement		$ 5,000
Excess net capital		$ 7,412
Excess net capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 12,412	
Ratio: Aggregate indebtedness to net capital		-

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

See Independent Auditor's Report

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
GrandFund Investment Group, LLC

In planning and performing our audit of the financial statements of GrandFund Investment Group, LLC (the Company), as of and for the period from July 24, 2007 (date Company became a registered broker-dealer) to December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
March 24, 2008

END